November 30, 2016

VIA ELECTRONIC TRANSMISSION
AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Messrs. Tom Kluck and Bryan Hough

Re:    Preferred Apartment Communities, Inc.
Registration Statement on Form S-3 (the "Registration Statement")
File No. 333-214531

Dear Messrs. Tom Kluck and Bryan Hough:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Preferred Apartment Communities, Inc. (the "Company") hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 12:00 p.m. Eastern Time on December 2, 2016, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PREFERRED APARTMENT COMMUNITIES, INC.

/s/ Jeffrey R. Sprain
Jeffrey R. Sprain
General Counsel

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